FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2018

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      X       Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes             No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding receipt of the results compensation amount of Huaneng Power International, Inc. (the “Registrant”), submitted by the Registrant on April 12, 2018.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
ANNOUNCEMENT ON
RECEIPT OF THE RESULTS COMPENSATION AMOUNT

References are made to the announcement of Huaneng Power International, Inc. (the “Company”) dated 15 October 2016 (the “Announcement”) and the circular of the Company dated 15 November 2016 (the “Circular”) in relation to the discloseable and connected transaction regarding the Company’s acquisition of the Shandong Power Interests, the Jilin Power Interests, the Heilongjiang Power Interests and the Zhongyuan CCGT Interests, and also the announcement dated 14 March 2018 in relation to the implementation status on performance of the Profit Forecast Compensation Agreement. Capitalised terms used herein shall have the same meanings as those defined in the Announcement and the Circular unless otherwise stated.

The Company has recently received from Huaneng Group the sum of RMB615.0131 million as the undertaken compensation amount for the Profit Forecast Companies for 2017. The independent non- executive Directors of the Company are of the opinion that the obligations of Huaneng Group with respect to its undertaking on result compensation for 2017 under the Profit Forecast Compensation Agreement have been fulfilled.

By Order of the Board Huaneng Power International, Inc. Huang Chaoquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)
Liu Guoyue (Executive Director)
Huang Jian (Non-executive Director)
Wang Yongxiang (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Yue Heng (Independent Non-executive Director)
Xu Mengzhou (Independent Non-executive Director)
Liu Jizhen (Independent Non-executive Director)
Xu Haifeng (Independent Non-executive Director)
Zhang Xianzhi (Independent Non-executive Director)

Beijing, the PRC 12 April 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name: Huang Chaoquan

Title: Company Secretary

Date:   April 12, 2018